Exhibit-99

                                  RISK FACTORS

    There are various risks in purchasing our securities or investing in our business, including those described below. You should carefully consider these risk factors together with all other information included in this Form 10-Q.
Capitalized terms not otherwise defined in this Exhibit 99 shall have the meaning assigned to them in the Form 10-Q.

Future losses could impair our ability to raise capital or borrow money, as well as affect our stock price.

    Although we recorded earnings of $1.9 million for the six months ended June 30, 1999, we incurred a net loss of $5.7 million in 1998. We cannot assure you that we will be profitable in future periods. Losses in subsequent periods could impair our ability to raise additional capital or borrow money as needed, and could adversely affect our stock price. The net loss in 1998 was due in large part to:

    o a charge of approximately $9.1 million ($5.6 million, net of income taxes) to discontinued operations in the first quarter of 1998 for the closure of our branch office network;
    o a charge of approximately $6.0 million ($3.6 million, net of income taxes) to discontinued operations during the third quarter of 1998 due primarily to higher than anticipated loan losses and servicing expenses in connection with our branch office loan portfolio;
    o a charge of $2.0 million ($1.2 million, net of income taxes) during the third quarter of 1998 to write off costs associated with our attempt to spin off Cygnet Financial Corporation through a rights offering to our stockholders; and
    o a change in the fourth quarter of 1998 in the way we structure securitization transactions for accounting purposes.

We may not be able to continue to obtain the financing we need to fund our operations.

    We have borrowed, and will continue to borrow, substantial amounts to fund our operations. Our operations require large amounts of capital. If we cannot obtain the financing we need on a timely basis and on favorable terms, our business will be adversely affected. We currently obtain our financing through three primary sources:

    o  a revolving credit facility with General Electric Capital Corporation;
    o  securitization transactions; and
    o  loans from other sources.

    Revolving Credit Facility with GE Capital. Our revolving facility with GE Capital is our primary source of operating capital. We have pledged substantially all of our assets to GE Capital to secure the borrowings we make under this facility. Although this facility has a maximum commitment of $125 million, the amount we can borrow is limited by the amount of certain types of assets that we own. In addition, we cannot borrow approximately $8 million of the capacity while our guarantee to the First Merchants contract purchaser is in effect. As of June 30, 1999, we owed approximately $76.6 million under the revolving facility, and had the ability to borrow an additional $29.3 million. The revolving facility expires in June 2000. Even if we continue to satisfy the terms and conditions of the revolving facility, we may not be able to extend its term beyond the current expiration date.

    Securitization Transactions. We can restore capacity under the GE facility from time to time by securitizing portfolios of finance receivables. Our ability to successfully complete securitizations in the future may be affected by several factors, including:

    o  the condition of securities markets generally;
    o  conditions in the asset-backed securities markets specifically;
    o  the credit quality of our loan contract portfolio; and
    o  the performance of our servicing operations.


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    Our  securitization   subsidiaries  are  wholly-owned   "bankruptcy  remote"
entities.   Their  assets,  including  the  line  items  "Residuals  in  Finance
Receivables Sold" and "Investments Held in Trust," within dealership operations, which are components of Finance Receivables on our balance sheet, are not available to satisfy the claims of our creditors.

    On November 17, 1998, we announced that we were changing the way that we structure transactions under our securitization program. In the past, we structured these transactions as sales for accounting purposes. In the fourth quarter of 1998, however, we began to structure securitizations for accounting purposes to retain the financed receivables and related debt on our balance sheet and recognize the income over the life of the contracts. In the past, gain on sales of loans in securitization transactions has been material to our results of operation. This change has caused and will continue to cause a material adverse effect on our reported earnings until the net interest earnings from new contracts added to our balance sheet approximates those net revenues that we historically recognized on our securitization sales.

    Contractual Restrictions. The revolving facility, the securitization program, and our other credit facilities contain various restrictive covenants. Under these credit facilities, we must also meet certain financial tests. We believe that we are in compliance with the terms and conditions of the revolving facility and our other credit facilities. Failure to satisfy the covenants in our credit facilities and/or our securitization program, could preclude us from further borrowing under the defaulted facility and could prevent us from securing alternate sources of funds necessary to operate our business.

We   have a high risk of credit losses because of the poor  creditworthiness  of our borrowers.

    Substantially all of the sales financing that we extend and the contracts that we service are with sub-prime borrowers. Sub-prime borrowers generally cannot obtain credit from traditional financial institutions, such as banks, savings and loans, credit unions, or captive finance companies owned by automobile manufacturers, because of their poor credit histories and/or low incomes. Loans to sub-prime borrowers are difficult to collect and are subject to a high risk of loss. We have established an allowance for credit losses to cover our anticipated credit losses. However, we cannot assure you that we have adequately provided for such credit risks or that we will continue to do so in the future. A significant variation in the timing of or increase in credit losses in our portfolio would have a material adverse effect on our net earnings.

    We also operate our Cygnet dealer program, under which we provide third party dealers who finance the sale of used cars to sub-prime borrowers with financing primarily secured by those dealers' retail installment contract portfolios and/or inventory. While we require third party dealers to meet certain minimum net worth and operating history criteria before we loan money to them, these dealers may not otherwise be able to obtain debt financing from traditional lending institutions. We have established an allowance for credit losses to cover our anticipated credit losses. However, we cannot assure you that we have adequately provided for such credit risks or that we will continue to do so in the future. Like our other financing activities, these loans subject us to a high risk of credit losses that could have a material adverse effect on our net earnings and ability to meet our other financing obligations.

We are affected by various industry considerations and legal contingencies.

    In recent periods, several major used car finance companies have announced major downward adjustments to their financial statements, violations of loan covenants, related litigation, and other events. Companies in the used vehicle sales and financing market have also been named as defendants in an increasing number of class action lawsuits brought by customers claiming violations of various federal and state consumer credit and similar laws and regulations. In addition, certain of these companies have filed for bankruptcy protection. These events:

    o have lowered the value of securities of sub-prime automobile finance companies;
    o  have made it more  difficult for  sub-prime  lenders to borrow money; and
    o  could cause more restrictive regulation of this industry.

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    Compliance with  additional  regulatory  requirements  may also increase our operating expenses and reduce our profitability.

Interest rates affect our profitability.

    A substantial portion of our financing income results from the difference between the rate of interest we pay on the funds we borrow and the rate of interest we earn on the contracts in our portfolio. While we earn interest on the contracts we own at a fixed rate, we pay interest on our borrowings under our GE facility at a floating rate. When interest rates increase, our interest expense increases and our net interest margins decrease. Increases in our interest expense that we cannot offset by increases in interest income will lower our profitability.

Laws that limit the interest rates we can charge can adversely affect our profitability.

    Historically, a significant portion of the contracts we service were originated in states that did not impose limits on the interest rate that a lender may charge. However, we have expanded, and will continue to expand, into states that impose interest rate limitations. When a state limits the amount of interest we can charge on our installment sales contracts, we may not be able to offset any increased interest expense caused by rising interest rates or greater levels of borrowings under our credit facilities. Therefore, these interest rate limitations can adversely affect our profitability.

Government regulation may limit our ability to recover and enforce receivables or to repossess and sell collateral.

    We are subject to ongoing regulation, supervision, and licensing under various federal, state, and local statutes, ordinances, and regulations. If we do not comply with these laws, we could be fined or certain of our operations could be interrupted or shut down. Failure to comply could, therefore, have a material adverse effect on our operations. Among other things, these laws:

    o  require that we obtain and  maintain certain licenses and qualifications;
    o limit or prescribe terms of the contracts that we originate and/or purchase;
    o  require specified disclosures to customers;
    o  limit our right to repossess and sell collateral;  and
    o  prohibit us from discriminating  against certain customers.

    We believe that we are currently in substantial compliance with all applicable material federal, state, and local laws and regulations. We may not, however, be able to remain in compliance with such laws. In addition, the adoption of additional statutes and regulations, changes in the interpretation of existing statutes and regulations, or our entry into jurisdictions with more stringent regulatory requirements could also have a material adverse effect on our operations.

We could experience problems with the recent conversion of our loan servicing and data processing operations to a single computer system.

    We recently converted our chain of dealerships and related loan servicing data processing operations to a single computer system. These conversions can cause various problems that can affect our servicing operations and result in increases in contract delinquencies and charge-offs and decreases in our servicing income. Failure to successfully complete our conversions could materially affect our business and profitability.

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


Our computer systems may be subject to a Year 2000 date failure.

    We could be affected by failures of our business systems, as well as those of our suppliers and vendors, due to Year 2000 issues. Any failure could result in a disruption of our collection efforts, which would impair our operations. We have evaluated and remediated our mission critical computer systems to determine our exposure to Year 2000 issues. We have made modifications to our computer systems that we believe will allow them to properly process transactions relating to the Year 2000 and beyond. Even though we believe our Year 2000 issues have been resolved, there can be no assurances that all of these modifications have been properly made or that the modifications will not cause other system problems. We estimate that we will spend between $2.4 million to $2.7 million for Year 2000 evaluation, remediation, testing, and replacement. We have spent approximately $2.4 million through June 30, 1999. We can also be adversely affected by Year 2000 issues in the business systems of our suppliers, vendors, and business partners, such as utility suppliers, banking partners and telecommunication service providers. We can also be adversely affected if Year 2000 issues result in business disruptions or failures that impact our customers' ability to make their loan payments. Failure to fully address and resolve these Year 2000 issues could have a material adverse effect on our operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Year 2000 Readiness Disclosure."

We could have a system failure if our current contingency plan is not adequate.

    We depend on our loan servicing and collection facilities and on long-distance and local telecommunications access to transmit and process information among our various facilities. We use a standard program to prepare and store off-site backup tapes of our main system applications and data files on a routine basis. However, we believe that we need to revise our current contingency plan because of our recent system conversions and significant growth. Although we intend to update our contingency plan during 1999, there could be a failure in the interim. In addition, the plan as revised may not prevent a systems failure or allow us to timely resolve any systems failure.
Also, a natural disaster, calamity, or other significant event that causes long-term damage to any of these facilities or that interrupts our telecommunications networks could have a material adverse effect on our operations.

We have certain risks relating to the First Merchants transaction.

    We have entered into several transactions in the bankruptcy proceedings of First Merchants. We purchased 78% of First Merchants' senior bank debt at a 10% discount. We agreed to pay the selling banks additional consideration up to the amount of this 10% discount (or approximately $7.6 million) if First Merchants makes cash payments or issues notes at market rates to its unsecured creditors and equity holders in excess of 10% of their allowed claims against First Merchants. First Merchants may make future cash payments to its unsecured creditors and equity holders from recoveries on the contracts which originally secured the senior bank debt and from certain residual interests in First Merchants' securitized loan pools, after First Merchants pays certain other amounts ("Excess Collections"). Under First Merchants' plan of reorganization, we will split these Excess Collections with First Merchants.

    If we satisfy certain requirements, we may be able to issue shares of our common stock in exchange for all or part of First Merchants' share of the Excess Collections. This would reduce the cash distributions that could be made to First Merchants' unsecured creditors and/or equity holders. We would then be entitled to receive First Merchants' share of the Excess Collections up to the price of the shares we issue. The shares would be priced at 98% of the average closing price of our common stock for the 10 trading days prior to the date of issuance. This market price must be at least $8.00 per share or we cannot exercise this option.

    Even if we are able to issue common stock for this purpose:

    o the number of shares that we issue may not be sufficient to prevent First Merchants from paying unsecured creditors and equity holders more than 10% of their claims against First Merchants. Should this happen, we would be required to pay the selling banks additional consideration (up to approximately $7.6 million) for our purchase of 78% of First Merchants' senior bank debt; and
    o  the issuance of shares would cause dilution to our common stock.

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


    We also have other risks in the First Merchants' bankruptcy case:

    o we sold the contracts securing the bank claims at a profit to a third party purchaser (the "Contract Purchaser"). We guaranteed the Contract Purchaser a specified return on the contracts with a current maximum of $8 million. Although we obtained a related guarantee from First Merchants secured by certain assets, there is no assurance that the First Merchants guarantee will cover all of our obligations under our guarantee to the Contract Purchaser;
    o we have made debtor-in-possession loans to First Merchants, secured by certain assets. We have continuing obligations under our debtor-in-possession credit facility. We asserted that First Merchants was in default on the DIP Facility. We have negotiated a settlement with them that has cured the asserted default and increased our funding obligation by $2.0 million, in exchange for other concessions; and
    o we entered into various agreements to service the contracts in the securitized pools of First Merchants and the contracts sold to the Contract Purchaser. If we lose our right to service these contracts, our 17 1/2% share of the Excess Collections can be reduced or eliminated.

     Each of the risks described in this section could have a material adverse effect on our operations.

We   may make  acquisitions  that are  unsuccessful  or  strain  or  divert  our resources.

    In 1997, we completed three significant acquisitions (Seminole, E-Z Plan, and Kars). We intend to consider additional acquisitions, alliances, and transactions involving other companies that could complement our existing business. We may not, however, be able to identify suitable acquisition parties, joint venture candidates, or transaction counterparties. Additionally, even if we can identify suitable parties, we may not be able to consummate these transactions on terms that we find favorable.

    Furthermore, we may not be able to successfully integrate any businesses that we acquire into our existing operations. If we cannot successfully integrate acquisitions, our operating expenses may increase in the short-term. This increase would affect our net earnings, which could adversely affect the value of our outstanding securities. Moreover, these types of transactions may result in potentially dilutive issuances of equity securities, the incurrence of additional debt, and amortization of expenses related to goodwill and intangible assets, all of which could adversely affect our profitability. In addition to the risks already mentioned, these transactions involve numerous other risks, including the diversion of management attention from other business concerns, entry into markets in which we have had no or only limited experience, and the potential loss of key employees of acquired companies. Occurrence of any of these risks could have a material adverse effect on us.

Increased competition could adversely affect our operations and profitability.

    Although a large number of smaller companies have historically operated in the used car sales industry, this industry has attracted significant attention from a number of large companies. These large companies include AutoNation, U.S.A., CarMax, and Driver's Mart. These companies have either entered the used car sales business or announced plans to develop large used car sales operations. Many franchised new car dealerships have also increased their focus on the used car market. We believe that these companies are attracted by the relatively high gross margins that can be achieved in this market and the industry's lack of consolidation. Many of these companies and franchised dealers have significantly greater financial, marketing, and other resources than we do. Increased competition in our dealership operations could result in increased wholesale costs for used cars, decreased retail sales prices, and lower margins.

    Like the sale of used cars, the business of purchasing and servicing contracts originated from the sale of used cars to sub-prime borrowers is highly fragmented and very competitive. In recent years, several consumer finance companies have completed public offerings. Through these public offerings, these companies have been able to raise the capital necessary to fund expansion and support increased purchases of contracts. These companies have increased the competition for the purchase of contracts, in many cases purchasing contracts at higher prices than we would be willing to pay.

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    There are  numerous  financial  services  companies  serving,  or capable of serving, our market. These companies include traditional financial institutions such as banks, savings and loans, credit unions, and captive finance companies owned by automobile manufacturers, as well as other non-traditional consumer finance companies, many of which have significantly greater financial and other resources than our own. Increased competition may cause downward pressure on the interest rates that we charge. This pressure could affect the interest rates we charge on contracts originated by our dealerships or cause us to reduce or eliminate the acquisition discount on the contracts we purchase from third party dealers. Either change could have a material adverse effect on the value of our securities.



The success of our operations depends on certain key personnel.

    We believe that our ability to successfully implement our business strategy and to operate profitably depends on the continued employment of our senior management team. The unexpected loss of the services of any of our key management personnel or our inability to attract new management when necessary could have a material adverse effect on our operations. We currently maintain key person life insurance on our President and Chief Executive Officer, Gregory
B. Sullivan. Other than Mr. Sullivan, we do not maintain key person life insurance on any members of our senior management team.

We may be required to issue stock in the future that will dilute the value of our existing stock.

    Issuance of any or all of the following securities may dilute the value of the securities that our existing stockholders now hold:
    o we have granted warrants to purchase a total of approximately 1.6 million shares of our common stock to various parties with exercise prices ranging from $6.75 to $20.00 per share;
    o we may be required to issue additional warrants in connection with future transactions;
    o  we may issue common stock under our various stock option plans; and
    o we may issue common stock in the First Merchants transaction in exchange for First Merchants' portion of the Excess Collections.

The voting power of our principal stockholder may limit your voting rights.

    Mr. Ernest C. Garcia, II, our Chairman, and principal stockholder, or his affiliates held approximately 32% of our outstanding common stock as of June 30, 1999. As a result, Mr. Garcia has a significant influence upon our activities as well as on all matters requiring approval of our stockholders. These matters include electing or removing members of our board of directors, engaging in transactions with affiliated entities, causing or restricting our sale or merger, and changing our dividend policy. The interests of Mr. Garcia may conflict with the interests of our other stockholders.

There is a potential anti-takeover or dilutive effect if we issue preferred stock.

    Our Certificate of Incorporation authorizes us to issue "blank check" preferred stock. Our Board of Directors may fix or change from time to time the designation, number, voting powers, preferences, and rights of this stock. Such issuances could make it more difficult for a third party to acquire us by reducing the voting power or other rights of the holders of our common stock. Preferred stock can also reduce the market value of the common stock.

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